ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
SILVER STANDARD RESOURCES INC. (THE “COMPANY”)

May 14, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual and special shareholder’s meeting of the Company:

Outcome of Vote
1.	Setting the number of directors at six.	Carried
2.

The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:

John R. Brodie, FCA
R.E. Gordon Davis
David L. Johnston
William Meyer
Robert A. Quartermain
Peter W. Tomsett

Carried
3.	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorisation of the directors to fix their remuneration.	Carried
4.	Approving the amended and restated stock option plan dated April 14, 2008.	Carried

May 15, 2008

Vancouver, British Columbia

SILVER STANDARD RESOURCES INC.

/s/ John J. Kim

John J. Kim, Corporate Secretary